Filed Pursuant to Rule 424(b)(3)
File Number 333-129140

PROSPECTUS SUPPLEMENT NO. 17
to Prospectus declared
effective on May 11, 2006
as supplemented on May 17, 2006, June 12, 2006, August 18, 2006, September 18, 2006, September 29, 2006,
October 23, 2006, November 21, 2006, December 14, 2006, February 20, 2007, March 2, 2007, March 12, 2007, April 2, 2007, May 1, 2007, May 7, 2007, May 22, 2007 and June 26, 2007
(Registration No. 333-129140)

CYBERKINETICS NEUROTECHNOLOGY SYSTEMS, INC.

        This Prospectus Supplement No. 17 supplements our Prospectus dated May 12, 2006, Prospectus Supplement No.1 dated May 17, 2006, Prospectus Supplement No. 2 dated June 12, 2006, Prospectus Supplement No. 3 dated August 18, 2006, Prospectus Supplement No. 4 dated September 18, 2006, Prospectus Supplement No. 5 dated September 29, 2006, Prospectus Supplement No. 6 dated October 23, 2006, Prospectus Supplement No. 7 dated November 21, 2006, Prospectus Supplement No. 8 dated December 14, 2006, Prospectus Supplement No. 9 dated February 20, 2007, Prospectus Supplement No. 10 dated March 2, 2007, Prospectus Supplement No. 11 dated March 12, 2007, Prospectus Supplement No. 12 dated April 2, 2007, Prospectus Supplement No. 13 dated May 1, 2007, Prospectus Supplement No. 14 dated May 7, 2007, Prospectus Supplement No. 15 dated May 22, 2007 and Prospectus Supplement No. June 26, 2007. The shares that are the subject of the Prospectus have been registered to permit their resale to the public by the selling stockholders named in the Prospectus. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. You should read this Prospectus Supplement No. 17 together with the Prospectus, Prospectus Supplement No. 1, Prospectus Supplement No. 2, Prospectus Supplement No. 3, Prospectus Supplement No. 4, Prospectus Supplement No. 5, Prospectus Supplement No. 6, Prospectus Supplement No. 7, Prospectus Supplement No. 8, Prospectus Supplement No. 9, Prospectus Supplement No. 10, Prospectus Supplement No. 11, Prospectus Supplement No. 12, Prospectus Supplement No. 13, Prospectus Supplement No. 14, Prospectus Supplement No. 15 and Prospectus Supplement No. 16.

This Prospectus Supplement includes the attached information that replaces the Risk Factors section and Business and Operations section of the Prospectus in their entirety, which information was included as part of the Form SB-2 of Cyberkinetics Neurotechnology Systems, Inc. with respect to file no. 333-144333 dated July 3, 2007, as filed by us with the Securities and Exchange Commission.

        Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol "CYKN."

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is July 11, 2007

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before investing in our common stock you should carefully consider the following risk and uncertainties, together with the financial statements and the notes related thereto and the other information contained in this prospectus. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations will likely be materially and adversely affected. In that event, the market price of our common stock would likely decline and you could lose all or a part of, your investment. We operate in a market environment that is difficult to predict and that involves significant risks and uncertainties, many of which are beyond our control. See also “Special Note Regarding Forward-Looking Statements.”

Risks Related to Financing Our Business

We are a clinical-stage company and have incurred operating losses since inception and anticipate that we will continue to incur losses for the foreseeable future. We have never had any significant product revenues and we may never achieve or sustain profitability.

We are a clinical-stage medical device company, with limited operating history on which you can evaluate our business. Our proposed products are currently in research and development, have not been approved by the FDA, and, if approved for sale, may not be commercially successful. We are not profitable and have incurred continuing, substantial net losses since our inception in 2001, including net losses of $12,278,000 in 2006 and $9,326,000 in 2005. At March 31, 2007, we had an accumulated deficit of $36,893,000. We expect to continue to incur losses for the foreseeable future, and we expect these losses to persist as we continue our research activities and conduct development of, and seek regulatory approvals for, our products, and prepare for and begin to commercialize any approved products. We may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability. Any failure to successfully develop our products and obtain regulatory approval for products that are currently under development would have a material adverse effect on our business, financial condition and results of operations.

We are dependent on outside funding and will need to raise additional funds in the future. There are uncertainties as to our ability to raise additional funding. If we need additional funding, but fail to obtain it, we may be unable to complete the development and commercialization of our products or continue our clinical trials and other research and development programs.

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts to:

•	continue and complete the clinical development of the Andara™ OFS™ Therapy;

•	initiate and/or continue to complete the clinical development of our other products;

•	license or acquire additional products;

•	launch and commercialize any products for which we receive regulatory approval; and

•	continue our research and development programs.

We are likely to require additional capital resources to further develop our products, obtain regulatory approvals and ultimately to commercialize our products. For the foreseeable future, our BrainGate and NeuroPort™ clinical programs will be limited to the extent funded by grant income or other dedicated outside funding sources. In addition, our future cash requirements may vary materially from those now expected. For example, our future capital requirements may increase if we:

•
experience scientific progress sooner than expected in our discovery, research and development projects, if we expand the magnitude and scope of these activities, or if we modify our focus as a result of our discoveries;

•	experience setbacks in our progress with pre-clinical studies or clinical trials are delayed;

•	experience delays or unexpected increased costs in connection with obtaining regulatory approvals;

•	experience unexpected or increased costs relating to preparing, filing, prosecuting, maintaining, defending and enforcing patent claims;

•	elect to develop, acquire or license new technologies and products;

•	fail to attract research grant money to fund our research and development projects; or

•	fail to successfully commercialize the Andara™ OFS™ Therapy if we obtain the necessary regulatory approvals.

If we require additional funding subsequent to this offering and if we fail to obtain such additional funding, we may be unable to complete the development and commercialization of our products or continue our research and development programs.

If sufficient capital is not available, we may be required to delay, reduce the scope of, eliminate or divest one or more of our clinical trials and/or research and/or development projects, any of which could have a material adverse effect on our business, financial condition, prospects or results of operations.  In addition, we may be subject to unanticipated costs or delays that would accelerate our need for additional capital or increase the costs of individual clinical trials. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue the development and/or commercialization of one or more of our products. We also may be required to:

•	seek collaborators for our products at an earlier stage than otherwise would be desirable and on terms that would be less favorable than might otherwise be available; and

•	relinquish or license on unfavorable terms our rights to technologies or products that we otherwise would seek to develop or commercialize ourselves.

If we raise additional funding, the terms of such transactions may cause dilution to existing shareholders or contain terms that are not favorable to us.

We may seek to raise additional funding through private placements or public offerings of our equity or debt securities. We cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that we raise additional funds by issuing equity securities, our shareholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants, such as limitations on our ability to incur additional indebtedness, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Furthermore, any new equity or debt securities may have rights, preferences and privileges senior to those of our existing equity holders.

In the past, we have received funding through research grants, such as Small Business Innovation Research (“SBIR”) grants; however organizations that provide grants for neurotechnology research and development activities may no longer be able to provide, or may decide not to provide grants or we and our customers may be prohibited from approaching such organizations for funding, which could harm our ability to bring our product candidates to the marketplace.

We and our customers have raised money by obtaining grants from the federal government and other organizations to fund research and product development activities using our neurotechnology expertise. The receipt of past grants is not a predictor that we or our customers will choose to or will be able to apply for and receive additional grants in the future. It may be the case that we no longer receive any income from organizations that provide grants, which may adversely affect our ability to fund ongoing research and product development activities. It may also be the case that our customers no longer receive any funding from organizations that provide grants, which may adversely affect their ability to fund the purchase of our neurotechnology equipment and to perform research and development activities, which would in turn adversely affect our sales.

In the past, we have received SBIR grants to fund a portion of our research expenditures. In 2005, we were awarded a subcontract from Case Western Reserve University. We are scheduled to receive up to $2.3 million from the subcontract over the five-year period covered by the grant, which began in September 2005. There can be no assurance, however, that we will receive the full $2.3 million potentially available under this subcontract. We have identified and applied for several new grant and contract opportunities from various federal agencies, other than SBIR grants, that may provide funding for research activities in the future. There can be no assurance, however, that we will receive any additional funding from any other grant or contract opportunities applied for by us until each selection process is finalized and the applicable grant or contract is awarded. If our grant applications are not approved, it may harm our ability to bring our product candidates to the marketplace.

We have decided, for the foreseeable future, to limit the clinical development of our BrainGate and NeuroPort™ systems to the extent funded by grant income or other outside funding sources. As a result of this decision, we will reduce these clinical programs from their current levels, which may significantly affect our ability to develop and commericalize products based on these neural interface technologies.  This course of action may also adversely affect our ability to receive the full $2.3 million from the Case Western Reserve University grant described above.

Risks Related to this Offering

Depending on the offering price per share of our common stock in this offering, we may not have sufficient shares authorized to raise the proposed maximum aggregate proceeds. If we do not have a sufficient number of authorized shares of common stock, we would have to seek shareholder approval to increase the number of shares authorized for issuance or, alternatively, reduce the maximum amount that we could accept from this offering.

We currently have 100,000,000 shares of common stock authorized for issuance. Of such authorized shares, 37,563,783 are currently issued and outstanding, 10,585,398 are reserved for issuance pursuant to outstanding warrants, 4,403,176 are reserved for issuance pursuant to outstanding options and 1,443,224 are reserved for issuance under the 2002 Equity Incentive Plan. Depending on the offering price per share of our common stock in this offering, we may need to seek shareholder approval to increase the number of shares of common stock authorized for issuance to accept the full amount that may be available to us through this offering. We would need to secure the approval of at least a majority of the issued and outstanding shares of common stock to increase the number of shares authorized. If we are unable to obtain such approval, we would be required to reduce the maximum aggregate offering amount sought to a level that does not require an increase in the number of shares authorized for issuance.

There is no public market for the warrants to purchase common stock in this offering.

There is no established public trading market for the warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply for listing of the warrants on any securities exchange. Without an active market, the liquidity of the warrants will be limited.

The offering may not be fully subscribed, and, even if the offering is fully subscribed, we may need additional capital in the future. If additional capital is not available, we may not be able to continue to operate our business pursuant to our business plan or we may have to discontinue our operations.

The placement agents in this offering will offer the units on a “best-efforts” basis, meaning that we may raise substantially less than the total maximum offering amounts. We may need additional financing to continue development and testing of our product candidates, which we may seek to raise through, among other things, public and private equity offerings and debt financing. Any equity financings will be dilutive to existing stockholders, and any debt financings will likely involve covenants restricting our business activities. Additional financing may not be available on acceptable terms, or at all.

Risks Related to Regulatory Approval and Clinical Trials

If we fail to obtain approval, or fail to maintain any approvals we receive, for any of our products, from the FDA and from foreign regulatory authorities, we will not be allowed to market or sell such products in the United States or other countries and our results of operations and financial conditions will be materially adversely affected.

We are a clinical-stage medical device company focused on the development of two neurotechnology product platforms, one that is intended to restore sensation and movement by stimulating the regeneration of neural fibers and one that is based on a set of technologies that record, monitor and analyze brain electrical activity, and allow complex signals from the brain to be interpreted by computer equipment. Our primary focus is on the development of implantable medical devices based on the Andara™ OFS™ Therapy platform that will be designed to partially restore neurological function by regenerating and reconnecting neural fibers that have been damaged by disease or injury. Our secondary focus is on the development of implantable medical devices and software and hardware for human use based on the BrainGate Neural Interface System platform that will be designed to detect and interpret real-time brain activity. If we cannot demonstrate through clinical testing on humans or through other means that the Andara™ OFS™ Therapy, BrainGate System or other products under development and testing are safe and effective, we will not be able to obtain regulatory approvals in the U.S. or other countries for the commercial sale of our product candidates. Without regulatory approval for at least one of our products, we cannot become a successful business.

If we cannot provide sufficient data to satisfy the FDA that our Andara™ OFS™ System provides a clinical benefit to patients who have suffered spinal cord injuries and who are treated with it as an adjunct to surgery and medication that is superior to the benefits of receiving surgery and medication alone, the FDA cannot approve our HDE application.

In September 2006, the Food and Drug Administration (FDA) designated the Andara™ OFS™ Therapy as a Humanitarian Use Device, a designation based on a potential U.S. patient population of less than 4,000 patients per year. As the second of two steps in the Humanitarian Use approval process, we filed a Humanitarian Device Exemption (HDE) application based on a relatively small sample size of 14 patients in February 2007. Approval of the HDE by the FDA requires that we demonstrate our device would not expose patients to an unreasonable or significant risk of illness or injury and that the probable benefit to health from the use of the device outweighs the risk of injury or illness from its use, taking into account the probable risks and benefits of currently available devices or alternate forms of treatment.

In May 2007 the FDA sent us a letter informing us that it had completed an initial scientific review of our application and indicating that it requires additional information to determine if the device meets the statutory criteria for approval. The letter specified the need for extensive additional data in a number of areas, namely, clinical data, study analysis, biocompatibility, sterilization, animal data, device description, testing, and labeling. Foremost among these is the need to provide clinical data demonstrating that the use of the Andara™ OFS™ device results in a clinically significant benefit or functional improvement in patients that is superior to surgery and medication alone, but all of these areas need to be satisfactorily addressed before the FDA can complete its review of the application.

We are currently preparing our response to FDA’s letter, which will take the form of an amendment to our HDE application. We intend to file our response with the FDA on or before July 16, 2007. Our response will include additional clinical data from the phase Ia trial, detailed statistical comparisons of this data to the placebo group of a larger clinical trial of spinal cord injury that has a similar design, several new analyses requested by the FDA, as well as detailed answers to specific questions raised.  The FDA will have at least 75 days to review the amended application after it is received. Although we believe that we will be able to provide the FDA with the information requested, we cannot provide any assurance that (i) our response will be satisfactory to the FDA or that we will not have to conduct additional significant, lengthy and expensive clinical trials before the FDA would grant its approval to market the Andara™ OFS™ System, or (ii) the FDA will ever grant such approval.

Pursuing and obtaining special regulatory approval for certain of our products may result in those products having limited marketability.

We are seeking to obtain initial approvals from the FDA to market the Andara™ OFS™ System and BrainGate System under Humanitarian Device Exemptions (“HDE”) rather than through Pre-Market Approval applications (“PMA”). Approval of an HDE by the FDA requires that we demonstrate that our devices are safe, potentially effective and that their benefits outweigh their associated risks. The FDA has not yet approved an HDE application for the Andara™ OFS™ System or the BrainGate System. If we are successful in obtaining FDA approval for the BrainGate System or the Andara™ OFS™ System based on a phased approach that begins with an HDE, the initial approval is likely to include conditions or limitations to particular indications that would further limit the available market for these products. In addition, the amount charged for these devices is not to exceed the cost of research, development, fabrication and distribution. A humanitarian use device can only be administered at a facility with an Independent Review Board (“IRB”), and the IRB must approve the use of the device for the HDE indication. Under these circumstances, even if the FDA approves our HDE applications, we may experience (i) delays in product commercialization; (ii) an inability to broadly commercialize our products or (iii) limited profitability from the sales of such products, if any.

If we obtain regulatory approval of our products, the products will continue to be subject to review and extensive regulatory requirements, which could affect the manufacturing and marketing of our products.

The FDA continues to review products even after they have received initial approval. If the FDA approves the Andara™ OFS™ System, the BrainGate System, or our other products under development, and although the NeuroPort™ System has received 510(k) clearance, the manufacture and marketing of these products will be subject to continuing regulation, including compliance with quality systems regulations (“QSR”), adverse event reporting requirements and prohibitions on promoting a product for unapproved uses. Additionally, if the FDA approved any HDEs for any of our products, the FDA may suspend or withdraw an HDE if any of the applicable criteria are no longer met.

We will also be required to obtain additional approvals in the event we significantly modify the design of an approved product or the product's labeling or manufacturing process. Modifications of this type are common with new products, and we anticipate that the first generation of each of our products will undergo a number of changes, refinements and improvements over time. For example, the current configuration of the BrainGate System utilizes a connector which penetrates the skin, and we anticipate that we will need to obtain regulatory approval for a configuration incorporating a fully-implantable device that can be powered and can transmit neural signals without penetrating the skin. If we are not able to obtain regulatory approval of modifications to our current and future products, the commercial success of those products could be limited.

We and our third-party suppliers of product components are also subject to inspection and market surveillance by the FDA. Enforcement actions resulting from failure to comply with government requirements can result in fines, suspensions of approvals, recalls of products, operating restrictions and criminal prosecutions, and could affect the manufacture and marketing of our products. The FDA could withdraw a previously approved product from the market upon receipt of newly discovered information, including a failure to comply with regulatory requirements, the occurrence of unanticipated problems with products following approval, or other reasons, which could adversely affect our operating results.

To market our products outside the United States, we will be required to obtain regulatory approval from the applicable foreign regulatory agencies, which can be costly and time-consuming. Failure to obtain such regulatory approvals in our chosen foreign markets would negatively affect our business.

We may seek to market the Andara™ OFS™ System, and our other products in international markets, including the European Union and Japan. We must obtain separate regulatory approvals in order to market our products in other jurisdictions. The approval processes may differ among those jurisdictions, and approval in the U.S. or in any other particular jurisdiction does not ensure approval in any other jurisdictions. Seeking to obtain foreign approvals may cause us to incur substantial costs, including costs associated with additional clinical trials if required. The foreign approval processes may take significant amounts of time and there can be no assurance that approvals will be granted. Failure to obtain approvals to market and sell in jurisdictions outside the U.S. will limit the potential commercial success of our products and adversely affect our ability to be successful.

Testing of our products involves uncertainties and risks, which could delay or prevent new product introductions, require us to incur substantial additional costs or prevent us from bringing such products to market.

Development and testing of any medical device is often extensive, expensive and time-consuming. Some of the tests for our products may require months or years to perform, and it may be necessary to begin these tests again if we modify our products to address any problems identified in testing. Even modest changes to certain components of our products can take months or years to complete and test. If results of pre-clinical or clinical testing of our products under development indicate that design changes are required, such changes could cause delays that would adversely affect our results of operations and cash flows. A number of companies in the medical industry have suffered delays, cost overruns and project terminations despite achieving promising results in pre-clinical or clinical testing. In the event that we suffer setbacks in the pre-clinical or clinical testing of our products, we may be forced to delay the commercialization of such products and we may be required to invest substantial additional funds to prepare such products for market.

If the Company encounters difficulties enrolling patients in its clinical trials, the trials could be delayed or otherwise adversely affected.

Clinical trials for product candidates may require that we identify and enroll a large number of patients with the condition under investigation. We may not be able to enroll a sufficient number of patients to complete such clinical trials in a timely manner. Patient enrollment is a function of many factors including:

•	design of the protocol;

•	the size of the patient population;

•	eligibility criteria for the study in question;

•	perceived risks and benefits of the product under study and availability of competing therapies;

•	efforts to facilitate timely enrollment in clinical trials;

•	patient referral practices of physicians; and

•	availability of clinical trial sites.

 If we have difficulty enrolling a sufficient number of patients to conduct clinical trials as planned, we may need to delay or terminate ongoing clinical trials.

Our products may cause undesirable and potentially serious side effects during clinical trials that could delay or prevent their regulatory approval or commercialization.

Undesirable side effects caused by any of our products could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in the denial of regulatory approval by the U.S. Food and Drug Administration (“FDA”) or non-U.S. regulatory authorities for any or all targeted indications. We intend to conduct clinical testing for Andara™ OFS™ therapy-based products and other future products in patients with a variety of complications, and these patients may die or suffer other adverse medical results for reasons that may or may not be related to the product being tested. Such outcomes could delay the completion of clinical testing and prevent us from commercializing our products and generating revenues from their sale. In addition, if our products receive marketing approval and we or others later identify undesirable side effects caused by the product:

•
regulatory authorities may withdraw their approval of the product; we may be required to recall the product, change the way the product is administered, conduct additional clinical trials or change the labeling of the product;

•	a product may become less competitive and product sales may decrease; or

•	our reputation may suffer.

Any one or a combination of these events could prevent us from achieving or maintaining market acceptance of the affected product or could substantially increase the costs and expenses of commercializing the product, which in turn could delay or prevent us from generating significant revenues from the sale of the product.

Patient complications that may occur in clinical testing conducted by us (or in clinical testing conducted by other companies) and the resulting publicity surrounding these complications may result in greater governmental regulation of future product candidates and potential regulatory delays relating to testing or approval.

Even if we obtain the requisite approval to market our products, the commercial success of our products will depend in part on public acceptance. Public attitudes may be influenced by patient complications during clinical testing or by claims that our products are unsafe, and such products may not gain the acceptance of the public or the medical community. Negative public reaction could result in greater governmental regulation, stricter clinical trial oversight or commercial product labeling requirements of neurotechnology products, resulting in higher compliance costs, and could negatively affect demand for any products that we may develop.

Risks Related to Our Intellectual Property

Our proprietary rights may not adequately protect our technologies and product candidates.

Our commercial success will depend, in part, on our ability to obtain patents and/or regulatory exclusivity and maintain adequate protection for our technologies and product candidates. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies and products are covered by valid and enforceable patents or are effectively maintained as unpatented proprietary technology. If we do not adequately protect our intellectual property, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability.

Our patents may expire before we can capitalize on them. For example, one patent covering certain technology incorporated into the Andara™ OFS™ System is set to expire in 2008 and a regulatory extension of this patent term may only be available if we can obtain approval of the Andara™ OFS™ System before the patent expires.

We apply for patents and regulatory exclusivity covering our technologies and product candidates, as we deem appropriate. However, we may fail to apply for patents or regulatory exclusivity on important technologies or product candidates in a timely fashion, or at all. Our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products and technologies. In addition, we do not control the patent prosecution of subject matter that we license from others. Accordingly, we may be unable to exercise the same degree of control over this intellectual property as we would over our own. Moreover, the patent positions of life sciences companies are highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. As a result, the validity and enforceability of our patents cannot be predicted with certainty. In addition, we cannot guarantee that:

•	we or our licensors were the first to make the inventions covered by each of our issued patents and pending patent applications;

•	we or our licensors were the first to file patent applications for these inventions;

•	others will not independently develop similar or alternative technologies or duplicate any of our technologies;

•	any of our or our licensors' pending patent applications will result in issued patents;

•	any of our or our licensors' patents will be valid or enforceable;

•	any patents issued to us or to our licensors and collaboration partners will provide us with any competitive advantages, will not be challenged by third parties, or will not be invalidated;

•	any relevant patent will not expire or remain in force for sufficient time for us to capitalize on such patent;

•	we will develop additional proprietary technologies that are patentable; or

•	the patents of others will not have an adverse effect on our business.

The actual protection afforded by a patent varies on a product-by-product basis, from country to country and depends upon many factors, including:

•	the type of patent;

•	the scope of its coverage;

•	the availability of regulatory related extensions;

•	the availability of legal remedies in a particular country; and

•	the validity and enforceability of the patents.

Our ability to maintain and solidify our proprietary position for our products will depend on our success in obtaining effective claims and enforcing those claims once granted.

We also rely on trade secrets to protect some of our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to maintain. While we use reasonable efforts to protect our trade secrets, our or our collaboration partners' employees, consultants, contractors or scientific and other advisors may unintentionally or willfully disclose our proprietary information to competitors. Enforcement of claims that a third party has illegally obtained and is using trade secrets is expensive, time consuming and uncertain. In addition, non-U.S. courts are sometimes less willing than U.S. courts to protect trade secrets. If our competitors independently develop equivalent knowledge, methods and know-how, we would not be able to assert our trade secrets against them and our business could be harmed.

Other parties may sue us for infringing their intellectual property rights, or we may have to sue them to protect our intellectual property rights.

There has been a substantial amount of litigation in the medical technology industry regarding patents and intellectual property rights. The neurotechnology market is characterized by extensive patent and other intellectual property rights, which can create greater potential, in comparison to less-developed markets, for allegations of infringement, particularly with respect to newly-developed technology. We may be forced to defend ourselves against allegations that we are infringing the intellectual property rights of others. In addition, we may find it necessary, if threatened, to initiate a lawsuit seeking a declaration from a court that we are not infringing the intellectual property rights of others or that these rights are invalid or unenforceable, or to protect our own intellectual property rights. Intellectual property litigation is expensive and complex and its outcome is difficult to predict. If we do not prevail in any litigation, in addition to any damages we might have to pay, we would be required to stop the infringing activity, obtain a license, or concede intellectual property rights. Any required license may not be available on acceptable terms, if at all. In addition, some licenses may be nonexclusive, and, therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent, we may be unable to sell some or all of our products.

If we breach any of the agreements under which we license technology commercialization rights from others, we could lose license rights that are critical to our business.

We license rights to technology that are critical to our business and we expect to enter into additional licenses in the future. We are dependent upon such license rights to develop our product candidates. If we breach any agreement covering such rights, including any failure to meet certain diligence milestone obligations, and as a result lose license rights, we would be unable to successfully develop our product candidates.

Risks of Operating Our Business

 We are a clinical- stage company with a limited operating history and we are unable to reliably predict future growth and operating results.

We are unable to reliably predict future growth and operating results because we have not demonstrated that we can:

•	obtain the regulatory approvals necessary to commercialize any of our products;

•	ensure that any of our products are safe for extended periods of use or that they will function as intended in human clinical applications;

•	manufacture, or arrange for third-parties to manufacture, any of our products in a manner that will enable us to be profitable;

•	establish sales and marketing functions and expand administrative and financial functions necessary to successfully operate a profitable business;

•	consistently make, use, and sell competitive products and respond effectively to competitive pressures.

If we do not effectively manage our growth, our business resources may become strained and our results of operations may be adversely affected.

We expect significant future growth. This growth may provide challenges to our organization and may strain our management and operations. We expect to increase the number of our employees and our ability to effectively manage growth depends on our success in attracting and retaining highly qualified personnel. We may be unable to accurately predict the amount of time or resources that will be required to effectively manage any anticipated or unanticipated growth in our business or we may not be able to attract, hire and retain sufficient personnel to meet our needs. If we cannot scale our business appropriately, maintain control over expenses or otherwise adapt to anticipated and unanticipated growth, our business resources may become strained, we may not be able to deliver products in a timely manner and our results of operations may be adversely affected.

 We will depend on third party reimbursement to our customers for market acceptance of the Andara™ OFS™ Therapy, as well as additional products based on the Andara™ OFS™ Therapy that may be developed and our other proposed products including the NeuroPort™ and BrainGate Systems. If third party payors fail to provide appropriate levels of reimbursement for purchase and use of our products, our profitability would be adversely affected.

Sales of medical products largely depend on the reimbursement of patients' medical expenses by government health care programs and private health insurers. The cost of the Andara™ OFS™ System and BrainGate System, as well as the cost of implanting the BrainGate System into a patient, will be substantial. Furthermore, the purchase and use of our NeuroPort™ System will be substantial. Without the financial support of the government or third party insurers, the market for our products will be limited. Medical products and devices incorporating new technologies are closely examined by government and private insurers to determine whether the products and devices will be covered by reimbursement, and if so, the level of reimbursement which may apply. We cannot be sure that third-party payors will reimburse the sales of our products, or enable us to sell them at profitable prices.

The federal government and private insurers have considered ways to change, and have changed, the manner in which health care services are provided and paid for in the U.S. In the future, it is possible that the government may institute price controls and further limits on Medicare and Medicaid spending. These controls and limits could affect the payments that we collect from sales of our products. Internationally, medical reimbursement systems vary significantly. Some medical centers have fixed budgets, regardless of levels of patient treatment, and other countries require application for, and approval of, government or third party reimbursement. Even if we succeed in bringing our product candidates to market, uncertainties regarding future health care policy, legislation and regulation, as well as private market practices, could affect our ability to sell our products in commercially acceptable quantities at profitable prices.

Prior to approving coverage for new medical devices, most third-party payors require evidence that the product has received FDA approval, is not experimental, and is medically necessary for the specific patient. Increasingly, third-party payors require evidence that the devices being used are cost-effective. Our products may not meet these or future criteria, which could hurt our ability to market and sell these products.

We are dependent upon the success of neurotechnology. Our inability to continue to develop innovative neurotechnology products, or the failure of the neurotechnology market to develop as we anticipate, would adversely affect our business.

During the last ten years a number of products based on long-term implantable devices in the brain and nervous system have been developed. This technology is referred to as neurotechnology. The neurotechnology market is subject to rapid technological change and product innovation. Our competitors may succeed in developing or marketing superior products, using neurotechnology or other competitive technologies. If we are unable to compete successfully in the development of new neurotechnology products, or if new and effective therapies not based on neurotechnology are developed, our products could be rendered obsolete or non-competitive. This would materially adversely affect our business.

Our success will depend on our ability to attract and retain key personnel and scientific staff. If we fail to attract and retain key personnel and scientific staff, we may be unable to succeed in the neurotechnology market.

We believe our future success will depend on our ability to manage our growth successfully, including attracting and retaining scientists, engineers and other highly skilled personnel. The loss of the services of one or more of our officers or key research and development employees could delay or prevent the successful completion of our clinical trials and the commercialization of our products. Our key employees are subject to confidentiality, trade secret and non-competition agreements, but may terminate their employment with us at any time. Hiring qualified management and technical personnel is difficult due to the limited number of qualified professionals. Competition for these types of employees is intense in the medical field. If we fail to attract and retain personnel, particularly management and technical personnel, we may not be able to achieve long-term success in the neurotechnology market.

We face potential product liability and other claims that could be expensive, divert management’s attention and harm our reputation or business. We may not be able to obtain adequate product liability insurance or have other resources to cover the costs of any successful claims.

Our business exposes us to a risk of product liability claims that is inherent in the testing, manufacturing and marketing of medical devices. The medical device industry has historically been subject to extensive litigation over products liability. We may be subject to product liability claims if our products are defective, ineffective or cause harm to our patients. Our product liability insurance may not be adequate to cover product liability claims against us. We currently maintain product liability insurance coverage of $5,000,000. However, product liability insurance is expensive and, in the future, may not be available on terms that are acceptable to us, if it is available to us at all. A successful claim brought against us in excess of our insurance coverage could significantly harm our business and financial condition. Plaintiffs may also advance other legal theories supporting their claims that our products or actions resulted in some harm. A product liability claim, regardless of its merit or eventual outcome, could result in:

•	decreased demand for our products;

•	injury to our reputation;

•	diversion of management’s attention;

•	withdrawal of clinical trial participants;

•	significant costs of related litigation;

•	substantial monetary awards to patients;

•	product recalls or market withdrawals;

•	loss of revenue; or

•	the inability to commercialize our products under development.

Risks Related to Marketability and Commercialization

Assuming we can obtain the necessary regulatory approvals, which we cannot assure, if we fail to develop and commercialize the Andara™ OFS™ Therapy, it is unlikely that we will achieve significant revenues or that we will be able to successfully compete in our markets. Consequently, it would be unlikely that we would be able to continue our current level of operations, or achieve our long-term growth plans. Our other products, such as additional products based on the Andara™ OFS™ Therapy that may be developed, the BrainGate System and NeuroPort™ System, are not expected to reach the market for several years, if at all. Failure to develop and commercialize these products would negatively affect any projected future revenues.

Our future business and financial success will depend on our ability to commercialize products and continue to introduce new products and new versions of products into the marketplace. Developing and commercializing products imposes burdens on our research and development department and our management. This process is costly, and we cannot assure you that we will be able to successfully develop and commercialize one or more products or enhance any future products that we develop and commercialize. We incurred research and development costs of $6,694,000 and $5,587,000 for the years ended December 31, 2006 and 2005. In addition, as the market for neurotechnology devices develops, future competitors may develop desirable product features earlier than we do. Such developments could make our competitors' products less expensive or more effective than our products and could render our products obsolete or unmarketable. If our product development efforts are unsuccessful, we will have incurred significant costs without recognizing the expected benefits and our business prospects will suffer.

The markets for our products that are currently under development are unproven. If those markets do not develop as we anticipate, we would be unable to sell our products and would not achieve significant revenues.

Even if our products are approved by the FDA and corresponding foreign regulatory authorities, they may not enjoy commercial acceptance or success, which would adversely affect our business and results of operations. Several factors could limit our success, including:

•	the need to create a market for our products and possible limited market acceptance among physicians, medical centers, patients and third-party payors;

•	the relatively small sample size of 14 patients for the Andara™ OFS™ System may not be large enough to convince physicians to adopt our products and therapies;

•
the need for surgeons to develop or be trained in new surgical techniques to use our products effectively; limitations on the number of patients who may have access to physicians and medical centers with adequate training, equipment and personnel to make use of our products;

•
the timing and amount of reimbursement for these products, if any, by third party payors; the introduction by other companies of new treatments, products and technologies that compete with our products, or that may reduce the market acceptance of our products, or make them obsolete; and

•	the reluctance of physicians, patients and society as a whole to accept new medical devices that are implanted in the brain.

  The commercial success of the Andara™ OFS™ System and other neurotechnology products will require acceptance by neurosurgeons, neurologists and physical rehabilitation specialists, a limited number of whom significantly influence medical device selection and purchasing decisions. We may achieve our business objectives only if our products are accepted and recommended by leading physicians, which is likely to be based on a determination by these physicians that our products are safe, cost-effective and represent acceptable methods and standards of treatment. We have developed relationships and have made arrangements to work with only a few physiatrists, neurologists and neurosurgeons and we cannot assure that these existing relationships and arrangements can be maintained or that new relationships will be established in support of our products. If neurosurgeons, neurologists and physiatrists do not consider our products to be adequate for the treatment of our target patient populations or if a sufficient number of neurosurgeons, neurologists and physiatrists recommend and use competing products, it would seriously harm our business, financial condition and results of operations.

We may not be able to expand market acceptance of the use of our neurotechnology products, which would severely harm our ability to achieve significant revenues.

Market acceptance of our products will depend on our ability to convince the medical community of the clinical efficacy and safety of such products. Many physicians are still unfamiliar with neurotechnology and the products that have been developed using neurotechnology. Existing drugs and medical devices may be more attractive to patients or their physicians than our products in terms of efficacy, cost or reimbursement availability. We cannot assure you that our products will achieve expanded market acceptance. Failure of our products to gain additional market acceptance would severely harm our business, financial condition and results of operations.

If future clinical studies or other articles are published, or physician associations or other organizations announce positions that are unfavorable to our products, our sales efforts and revenues will be negatively affected.

Future clinical studies or other articles regarding our products or any competing products may be published that either support a claim, or are perceived to support a claim, that a competitor's product is more accurate or effective than our products or that our products are not as effective as we claim or previous clinical studies may have indicated. Additionally, physician associations or other organizations that may be viewed as authoritative could endorse products or methods that compete with our products or otherwise announce positions that are unfavorable to our products. Any of these events may negatively affect our sales efforts and would negatively affect our revenues.

If patients choose less invasive or less expensive alternatives to our products, our sales would be negatively impacted.

We intend to sell medical devices for invasive surgical procedures. Patient acceptance of our products will depend on a number of factors, including device and associated procedure costs, the success or failure of less invasive therapies to help the patient, the degree of invasiveness involved in the procedures used to implant our products, the rate and severity of complications from the procedures used to implant our products and any adverse side effects caused by the implanting of our products. Competition for our neural interface programs include less invasive means for disabled patients to control external devices that leverage intact muscles still under accurate control of the patient. Devices which utilize voice recognition, eye movement or switches activated by head motion can all be used to provide control of external devices. There is also ongoing research into the use of neural signals which can be detected on the surface of the scalp to provide a computer interface. If patients choose to use existing less invasive or less expensive alternatives to our products, or if effective new alternatives are developed, our business would be materially adversely affected.

Because certain competitors have significantly greater resources and new competitors may enter the neurotechnology market, it may be difficult for us to compete.

The medical device market is highly competitive, is subject to rapid change and is significantly affected by new product introductions and other market activities of industry participants. Certain of our competitors have significantly greater product development capabilities and financial, scientific, marketing and human resources than we do. Additionally, other companies may succeed in developing products sooner than we do, they may obtain approval from the FDA for such products sooner, or they may develop products that are more effective than our products. There can be no assurance that research and development by others will not render our technology or products obsolete, or result in treatments or cures superior to those being developed by us. It is expected that competition in this field will intensify.

Risks Related To Owning Our Stock

We may experience fluctuation of quarterly operating results that may cause our stock price to fluctuate.

Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. These factors include: our ability to obtain regulatory approvals for our products; changes in reimbursement policies or procedures; the success of our research and development efforts; our ability to attract and retain personnel with the necessary strategic, technical and creative skills required for effective operations; the amount and timing of expenditures by our customers; the amount and timing of capital expenditures and other costs relating to the expansion of our operations; government regulation and legal developments regarding the use of our products; competitive developments; and general economic conditions. As a strategic response to changes in the competitive environment, we may from time to time make certain pricing, service, technology or marketing decisions that could have a material adverse effect on our quarterly results. Due to all of these factors, our operating results may fall below the expectations of securities analysts, stockholders and investors in any future quarter.

Our stock price is volatile and could decline in the future.

The price of our common stock has fluctuated significantly and may significantly fluctuate in the future. The stock market, in general, and the market price for shares of medical device companies in particular, have experienced extreme stock price fluctuations. In some cases, these fluctuations have been unrelated to the operating performance of the affected companies. Many companies in the medical device and related industries have experienced dramatic volatility in the market prices of their common stock. We believe that a number of factors, both within and outside of our control, could cause the price of our common stock to fluctuate, perhaps substantially. Factors such as the following could have a significant impact on the market price of our common stock:

•	our ability to obtain regulatory approvals for our products;

•	changes in reimbursement policies or procedures;

•	U.S. and foreign governmental regulatory actions;

•	results of preclinical studies and clinical trials by us, by our collaborators or by our competitors;

•	concern as to, or other evidence of, the safety or efficacy of our products or our competitors' products; announcements of technological innovations or new products by us or our competitors;

•	press releases concerning our technology or competitive technologies;

•	actual or potential media coverage;

•	actual or anticipated changes in medical device or drug reimbursement policies;

•	developments with our collaborators, if any;

•	developments concerning our patent or other proprietary rights or our competitors (including litigation);

•	our ability to obtain additional financing and, if available, the terms and conditions of the financing; our financial position and results of operations;

•	status of litigation;

•	period-to-period fluctuations in our operating results;

•	changes in estimates of our performance by any securities analysts;

•	new regulatory requirements and changes in the existing regulatory environment;

•	market conditions for medical device stocks in general;

•	market conditions of securities traded on the Over-the-Counter (OTC) Bulletin Board;

•	the issuance of new equity securities in any future offerings;

•
issued and outstanding shares of our common stock becoming eligible for resale pursuant to contractual registration requirements or pursuant to exemptions from registration becoming available following the passage of time;

•	competitive developments, including announcements by competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	the depth and liquidity of the market for our common stock; investor perceptions of us and the medical device industry generally;

•	general economic and other national conditions; and

•	changes in interest rates.

The limited public market for our securities may limit an investor’s ability to sell our securities and cause high volatility in the market price of our common stock.

Our common stock is currently traded on a limited basis on the OTC Bulletin Board under the symbol “CYKN.” The quotation of our common stock on the OTC Bulletin Board does not assure that a meaningful, consistent and liquid trading market currently exists, and in recent years that market has experienced extreme price and volume fluctuations that have particularly affected the market prices of many smaller companies like ours. Our common stock is thus subject to volatility. In the absence of an active trading market:

•	investors may have difficulty buying and selling or obtaining market quotations;

•	market visibility for our common stock may be limited; and

•	a lack of visibility for our common stock may have a depressive effect on the market for our common stock.

Although our common stock trades on the OTC Bulletin Board, a regular trading market for the securities may not be sustained in the future. In addition, our securities may not qualify for listing on the OTC Bulletin Board or any other securities market in the future. The OTC Bulletin Board is an inter-dealer, over-the-counter market that provides significantly less liquidity than the NASD's automated quotation system (the “NASDAQ Stock Market”). Therefore holders of our common stock may be unable to resell their securities at or near their original offering price or at any price.

Our common stock is considered a “penny stock” and may be difficult to sell.

Our common stock is considered to be a “penny stock” because it meets one or more of the definitions in Rules 15g-2 through 15g-6 promulgated under Section 15(g) of the Securities Exchange Act of 1934, as amended. These include but are not limited to the following: (i) the stock trades at a price less than $5.00 per share; (ii) it is NOT traded on a “recognized” national exchange; (iii) it is NOT quoted on the NASDAQ Stock Market, or even if so, has a price less than $5.00 per share; or (iv) is issued by a company with net tangible assets less than $2.0 million, if in business more than a continuous three years, or with average revenues of less than $6.0 million for the past three years. The principal result or effect of being designated a “penny stock” is that securities broker-dealers cannot recommend the stock but must trade in it on an unsolicited basis. Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rule 15g-2 promulgated there under by the SEC require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account.

Potential investors in our common stock are urged to obtain and read such disclosure carefully before purchasing our shares. Moreover, Rule 15g-9 requires broker-dealers in penny stocks to approve the account of an investor before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for holders of our common stock to resell their shares to third parties or to otherwise dispose of them in the market or otherwise.

Shares eligible for future sale may adversely affect the market price of our common stock, as the future sale of a substantial amount of our stock in the public marketplace could reduce the price of our common stock.

From time to time, certain of our stockholders may be eligible to sell all or some of their shares of common stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Securities Act of 1933, as amended (“Rule 144”), subject to certain limitations. In general, pursuant to Rule 144, a stockholder (or stockholders whose shares are aggregated) who has satisfied a one-year holding period may, under certain circumstances, sell within any three-month period a number of securities which does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume of the class during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of securities, without any limitations, by a non-affiliate of the Registrant that has satisfied a two-year holding period. In addition to sales pursuant to Rule 144, we have previously registered 27,529,284 shares of common stock on Forms SB-2. Any substantial sale of common stock pursuant to Rule 144 or pursuant to our resale prospectuses may have an adverse effect on the market price of our securities.

Certain of our stockholders hold a significant percentage of our outstanding voting securities, which may have the effect of delaying or preventing a change-in-control.

Oxford Bioscience Partners, Medica Venture Partners, Capital Ventures International, GDH Partners, LP, The Global Life Science Ventures Fonds II GmbH & Co., KG and The Global Life Science Ventures Fund II L.P. and their respective affiliates beneficially own, in the aggregate, over 51% of our outstanding voting securities. As a result, these stockholders possess significant influence, giving them the ability, among other things, to elect a majority of our Board of Directors and to authorize or prevent proposed significant corporate transactions. Such stock ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination, or discouraging a potential acquirer from making a tender offer.

Certain provisions of our Certificate of Incorporation and Delaware law may make it more difficult for a third party to affect a change-in-control.

Our Certificate of Incorporation authorizes the Board of Directors to issue up to 50,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors without further action by the stockholders. These terms may include voting rights including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any preferred stock could diminish the rights of holders of our common stock, and therefore could reduce the value of such common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of the Board of Directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire the Company or affect a change-in-control.

In addition, we are also subject to Section 203 of the Delaware General Corporation Law that, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder. The preceding provisions of our Certificate of Incorporation, as well as Section 203 of the Delaware General Corporation Law, could discourage potential acquisition proposals, delay or prevent a change-in-control and prevent changes in our management, even if such things would be in the best interests of our stockholders.

If we fail to maintain effective internal controls over financial reporting, the price of our common stock may be adversely affected.

Although we have not identified any material weaknesses in our internal controls over financial reporting to date, the assessment required pursuant to rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 may uncover weaknesses that need to be addressed and conditions that need to be met, the disclosure of which may have an adverse impact on investor confidence and the price of our common stock. Failure to establish and maintain appropriate internal controls over financial reporting, or any failure of those controls once established, could adversely impact our business, financial condition or results of operations or raise concerns for investors. Any actual or perceived weaknesses in our internal controls over financial reporting that need to be addressed, and any conditions that need to be met may have an adverse impact on the price of our common stock.

Compliance with the rules established by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 will be complex. Failure to comply in a timely manner could adversely affect investor confidence and our stock price.

Rules adopted by the Securities and Exchange Commission pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require us to perform an annual assessment of our internal controls over financial reporting, certify the effectiveness of those controls and secure an attestation of our assessment by our independent registered public accountants. Currently, the management assessment requirement will first apply to us during the preparation and filing of our annual report for fiscal 2007 and the attestation of our assessment will be required in fiscal 2008. The standards that must be met for management to assess the internal controls over financial reporting as now in effect are new and complex, and require significant documentation, testing and possible remediation to meet the detailed standards. We may encounter problems or delays in completing activities necessary to make an assessment of our internal controls over financial reporting. In addition, the attestation process is new and we may encounter problems or delays in completing the implementation of any requested improvements and receiving an attestation of the assessment by our independent registered public accountants. If we cannot perform the assessment or certify that our internal controls over financial reporting are effective, or our independent registered public accountants are unable to provide an unqualified attestation on such assessment, investor confidence and share value may be negatively affected.

OUR BUSINESS

Business Overview

We are a medical device company focused on developing novel implantable products to treat neurological diseases and injuries of the central nervous system. Our lead proprietary technology, the Andara™ OFS™ Therapy, is based on the targeted delivery of electrical stimulation to the body in order to stimulate the growth of nerve fibers. The Andara™ OFS™ Therapy for spinal cord injury is an investigational device, not yet approved by the FDA, which is being developed as a single use implant to enhance neurological recovery in patients with devastating loss of movement and sensation. We believe, based on the results of our pre-clinical development and clinical trials to date, that our targeted electrical stimulation promotes the growth of nerve fibers across the damaged portion of the spinal cord. We believe that the Andara™ OFS™ Therapy will enhance the natural process of neuroplasticity to make new connections in the spinal cord that lead to partial restoration of neurological functions, such as sensation and movement, below the injury.

The Andara™ device is designed to be implanted in muscle tissue adjacent to the spinal column with electrical leads attached to the tissue next to the vertebrae, above and below the spinal cord injury. Our testing indicates it can be implanted in an hour or less by a spine surgeon during the acute phase of treatment and is consistent with other surgical treatments for spinal cord injury. We believe that approximately one third of the estimated 11,000 individuals that suffer spinal cord injuries per year in the United States may be candidates for the Andara™ OFS™ Therapy. Because currently there are no approved treatments for acute spinal cord injury, we believe that if it is approved for use in humans, the Andara™ OFS™ Therapy may become the standard of care for such injuries. We believe that additional products based on the Andara™ OFS™ Therapy can be developed and used to treat other areas of the body where nerve fiber damage creates loss of function such as the treatment of peripheral nerve injuries, which are estimated to affect more than 100,000 people in the United States each year. We were recently granted a patent for an approach to improve and extend the benefits of the Andara™ OFS™ Therapy for the treatment of spinal cord injuries by combining our device with local delivery of neurotrophic drugs.

The primary focus of our current business strategy is to commercialize the Andara™ OFS™ Therapy as a treatment for acute spinal cord injuries. After extensive pre-clinical development in cell culture, and small and large animal models, researchers at the Center for Paralysis Research at Purdue University and at Indiana University completed in 2004 a Phase Ia, 10-patient clinical trial of the Andara™ System in patients with spinal cord injuries. Results from that Phase Ia trial were published in the January 2005 issue of the Journal of Neurosurgery: Spine. Four additional patients have since enrolled in this trial. We believe that the results of this study demonstrate that there is a strong likelihood that the recovery of neurological function produced by the device will be above expectations for spontaneous recovery.

In September 2006, the Food and Drug Administration (FDA) designated the Andara™ OFS™ Therapy as a Humanitarian Use Device, a designation based on a potential U.S. patient population of less than 4,000 patients per year. In order to receive marketing approval as a Humanitarian Use Device, we must demonstrate that our devices are safe, potentially effective and that their benefits outweigh their associated risks. As the second of two steps in the Humanitarian Use approval process, we filed a Humanitarian Device Exemption (HDE) in February 2007. Our filing included a summary of extensive pre-clinical testing as well as the data we have collected from a relatively small sample size of 14 patients.

In May 2007 the FDA sent us a letter informing us that it had completed an initial scientific review of our application and indicating that it requires additional information to determine if the device meets the statutory criteria for approval. The letter specified the need for extensive additional data in a number of areas, namely, clinical data, study analysis, biocompatibility, sterilization, animal data, device description, testing, and labeling. Foremost among these is the need to provide clinical data demonstrating that the use of the Andara™ OFS™ device results in a clinically significant benefit or functional improvement in patients that is superior to surgery and medication alone, but all of these areas need to be satisfactorily addressed before the FDA can complete its review of the application.

We are currently preparing our response to FDA’s letter, which will take the form of an amendment to our HDE application. We intend to file our response with the FDA on or before July 16, 2007. Our response will include additional clinical data from the phase Ia trial, detailed statistical comparisons of this data to the placebo group of a larger clinical trial of spinal cord injury that has a similar design, several new analyses requested by the FDA, as well as detailed answers to specific questions raised.  The FDA will have at least 75 days to review the amended application after it is received. Although we believe that we will be able to provide the FDA with the information requested, we cannot provide any assurance that (i) our response will be satisfactory to the FDA or that we will not have to conduct additional significant, lengthy and expensive clinical trials before the FDA would grant its approval to market the Andara™ OFS™ System, or (ii) the FDA will ever grant such approval.

Our second proprietary technology allows us to create neural interfaces that interact with and recover signals from the cortex, or outer layer, of the brain at the level of individual cells. Our BrainGate device, which is based on this technology, has been used in pilot trials to enable people with severe disabilities to control a computer with thought alone. We have also developed another variation of our neural interface technology, the NeuroPort™ System, which is being developed to diagnose and treat a wide range of neurological diseases, including epilepsy. We also sell a line of pre-clinical research products that are used by pre-clinical neuroscience researchers in a wide variety of leading-edge brain research applications. As we devote an increasing portion of our resources to the commercial launch of our Andara™ OFS™ Therapy, we have reduced our spending on neural interface programs. In fact, we plan to limit neural interface operations to research product sales and grant-supported development. For the foreseeable future, clinical activities in the BrainGate and NeuroPort™ programs will be continued only to the extent funded by grants or other external funding.

We believe that our programs in the use of targeted electrical stimulation for nerve fiber growth and our neural interface systems are unique and innovative. We are developing a our intellectual property position relating to key aspects of our Andara™ OFS™ Therapy and we believe that our intellectual property portfolio will provide us with an advantage over our competitors.

Market Opportunity

Overview

The field of neurostimulation—a form of therapy in which a low-voltage electrical current is used to treat medical conditions affecting different parts of the central nervous system—has grown dramatically in recent years. According to industry sources, the worldwide market for neurostimulation devices grew from approximately $500 million in 2001 to approximately $1.2 billion in 2005, representing a compound annual growth rate in excess of 20%. FDA-approved neurostimulation devices are currently utilized to treat a range of indications, including chronic pain, epilepsy, essential tremor, Parkinson’s disease, hearing loss and depression. These devices are implanted in the body and are used to stimulate different parts of the central nervous system, including the spinal cord, sacral nerves, vagus nerve and deeper structures of the brain. Clinical trials are being conducted by companies utilizing these and other methods of neurostimulation for additional applications, such as treatment of obesity, migraine headaches, and obsessive compulsive disorder.

Spinal Cord Injury Market Opportunity

Our Andara™ OFS™ Therapy is intended to be used to treat spinal cord injuries that result in partial or total loss of sensation and movement and cause significant physical, emotional, and financial strain on patients. It is estimated that over 250,000 people in the United States have spinal cord injuries and that there are approximately 11,000 new spinal cord injuries in the United States each year. Most patients suffer these catastrophic injuries while in their twenties and require care for the rest of their lives. Individual treatment costs can approach $650,000 in the first year and $120,000 each year thereafter. Total costs can easily approach $3 million when lost wages, fringe benefits, and productivity are factored in. The Center for Disease Control estimates the United States spends approximately $9.7 billion on the treatment of spinal cord injuries each year. In addition, the management of pressure ulcers alone, a common secondary complication of spinal cord injury, costs approximately $1.2 billion annually. Spinal cord injury is the second most expensive condition to treat in the United States, exceeded only by respiratory distress syndrome of infants. Currently, there are only minimally effective pharmacological and surgical procedures in place to treat spinal cord injury.

Peripheral Nerve Injury Market Opportunity

Our Andara™ OFS™ Therapy may be suitable to assist in the repair of damage to peripheral nerves created by laceration, stretch and compression injuries to the nerves which connect the spinal cord to the arms, hands, legs and feet. Unlike spinal cord injuries, which almost always result in devastating loss of function, peripheral nerve injuries have a wider range of outcomes. In the worst cases, peripheral nerve injuries can result in the loss of function in the hand or foot. We have conducted initial market research which indicates that there are approximately 100,000 injuries per year in the United States that may benefit from nerve fiber growth repair treatment using an implantable neurostimulator.

Epilepsy Market Opportunity

We are exploring the use of our neural interface technology to better diagnose and treat epilepsy. Epilepsy is a disorder of the brain characterized by recurrent seizures that are categorized as either partial or generalized at onset. Generalized seizures that involve the entire brain from the onset usually result in the loss of consciousness and are typically manifested by convulsions. Partial onset seizures initiate in a localized region of the brain, and may or may not result in an alteration in consciousness. Epilepsy is one of the most common neurological disorders in the U.S. It is estimated that approximately 2.8 million individuals in the U.S. have epilepsy, with approximately 150,000 new cases diagnosed each year. Over 30% of these patients continue to suffer from seizures in spite of treatment with antiepileptic drugs. The medical, psychological, sociological and financial implications of refractory epilepsy can be profound for individuals and their families. Seizures can be severely debilitating and may result in major irreversible morbidity which consists of lasting complications or side effects. Medical consequences may include brain damage from recurrent seizures, injuries and accidents associated with the loss or impairment of consciousness and death as a result of severe seizures. Personal implications of epilepsy may include suffering the side effects of antiepileptic drugs, strained personal and family relations, and the inability to obtain and hold meaningful employment.

Quadriplegia Market Opportunity

Our BrainGate device is designed to restore functionality for a limited, immobile group of severely motor-impaired patients. There are a number of neurological diseases or injuries such as the most severe spinal cord injuries, brain stem strokes, certain forms of multiple sclerosis and cerebral palsy which result in the complete or near complete inability to use the arms and legs. Amyotrophic lateral sclerosis (ALS), commonly known as Lou Gehrig's disease, is a progressive neurodegenerative disease that attacks motor neurons in the brain (upper motor neurons) and spinal cord (lower motor neurons). Because these motor neurons control the movement of voluntary muscles, patients with late stage ALS lose the ability move and speak even though they often do not experience impaired intellectual reasoning, vision or hearing. We estimate that there are approximately 10,000 new patients per year in the United States who are severely motor-impaired.

Our Products and Proposed Products

Andara™ OFS™ System for acute spinal cord injury

The implantable Andara™ OFS™ System is based on initial research by the Center for Paralysis Research at Purdue University and is intended to improve or restore tactile sensation and some movement in those with quadriplegia and tetraplegia due to recent spinal cord injuries by promoting nerve fiber repair. About the size of a cardiac pacemaker, the Andara™ OFS™ System's implantable device must be implanted within 18 days of a spinal cord injury. The device is implanted in muscle tissue adjacent to the spinal column and the electrical leads are attached onto the bone above and below the area of injury. After 15 weeks of operation the device is removed from the body. The Andara™ OFS™ System has been shown in published randomized controlled preclinical studies to restore some sensation and some motor function in a large animal model. Results of a ten-patient clinical study were published in the Journal of Neurosurgery: Spine in January of 2005 and indicated improvements in ability to move and feel at 12 months after treatment. Four additional patients subsequently enrolled in this trial.

This trial represents the first use of a neural stimulation technology in humans as a means of regenerating neural tissue for the purpose of restoring function, sensation and movement. In September 2006, the Food and Drug Administration (FDA) designated the Andara™ OFS™ Therapy as a Humanitarian Use Device, a designation based on a potential U.S. patient population of less than 4,000 patients per year. In order to receive marketing approval as a Humanitarian Use Device, we must demonstrate that our devices are safe, potentially effective and that their benefits outweigh their associated risks. As the second of two steps in the Humanitarian Use approval process, we filed a Humanitarian Device Exemption (HDE) in February 2007. Our filing included a summary of extensive pre-clinical testing as well as the data we have collected from a relatively small sample size of 14 patients.

In May 2007 the FDA sent us a letter informing us that it had completed an initial scientific review of our application and indicating that it requires additional information to determine if the device meets the statutory criteria for approval. The letter specified the need for extensive additional data in a number of areas, namely, clinical data, study analysis, biocompatibility, sterilization, animal data, device description, testing, and labeling. Foremost among these is the need to provide clinical data demonstrating that the use of the Andara™ OFS™ device results in a clinically significant benefit or functional improvement in patients that is superior to surgery and medication alone, but all of these areas need to be satisfactorily addressed before the FDA can complete its review of the application.

We are currently preparing our response to FDA’s letter, which will take the form of an amendment to our HDE application. We intend to file our response with the FDA on or before July 16, 2007. Our response will include additional clinical data from the phase Ia trial, detailed statistical comparisons of this data to the placebo group of a larger clinical trial of spinal cord injury that has a similar design, several new analyses requested by the FDA, as well as detailed answers to specific questions raised.  The FDA will have at least 75 days to review the amended application after it is received. Although we believe that we will be able to provide the FDA with the information requested, we cannot provide any assurance that (i) our response will be satisfactory to the FDA or that we will not have to conduct additional significant, lengthy and expensive clinical trials before the FDA would grant its approval to market the Andara™ OFS™ System, or (ii) the FDA will ever grant such approval.

Andara™ OFS™ Peripheral Nerve System

The Andara™ OFS™ Peripheral Nerve System is essentially an Andara™ OFS™ System that has been adapted to be used for peripheral nerves such as those in the arms, hands, legs and feet. Traumatic injuries such as lacerations or broken bones can sever or stretch the peripheral nerves. These injuries do not always heal resulting in loss of function in the extremities. The size of the device will likely be reduced and the power output optimized for application to those parts of the anatomy that have a considerably smaller cross-sectional area than the human trunk (spinal cord). Working in collaboration with contracted researchers, we are in the design and bench testing phase of this product. We intend to begin human clinical trials, contingent on receiving an IDE (investigational device exemption) in the next few years. The subsequent market release of this product could occur if regulatory approvals are obtained. It may be possible to market this product in Europe before we are able to market it in the United States.

Andara™ OFS™ PLUS System

The Andara™ OFS™ PLUS System (“Andara™ PLUS System”) combines the Andara™ OFS™ System with simultaneous local delivery of a neurotrophic factor through an implantable drug pump. The neurotrophic factor currently being studied is inosine, which is a naturally occurring nucleoside that has been shown to have neurotrophic properties. This treatment strategy is being investigated as a means to promote nerve fiber re-growth in patients who would not be candidates for the Andara™ OFS™ System alone because their injuries occurred more than 18 days prior to treatment. In April, 2006 we reported results from a preclinical study of the Andara™ PLUS System which demonstrated nerve regeneration and some functional recovery in animals that were treated three months after their injuries occurred.

BrainGate System

The BrainGate Neural Interface System (“BrainGate System”) is designed to allow a disabled person to control a computer using thought alone. To date we have implanted devices in four patients; two with spinal cord injuries, one with ALS (Lou Gehrig’s disease) and one with stroke. The BrainGate System represents the first use of multi-electrode sensor systems in humans as a means to provide a direct and long-term connection between the brain and a computer system. All four participants generated neural signals and were able to modulate the neural signals by thinking about movements and thereby control computers to perform useful tasks. Results from the first BrainGate pilot trial participant were prominently featured on the cover of the scientific journal Nature in July of 2006, resulting in worldwide media attention.

The BrainGate System is a proprietary, investigational brain-computer interface consisting of an internal sensor to detect brain cell activity and external processors that convert these brain signals into useful electrical outputs under the person's own control. The sensor is a tiny silicon chip about the size of a baby aspirin with one hundred electrodes, each thinner than a hair, that detect the electrical activity of neurons. The sensor is implanted on the surface of the area of the brain responsible for movement, the primary motor cortex. The ultimate goal of the BrainGate System development program is to allow physically disabled people to quickly and reliably control, using their thoughts, a wide range of devices, including computers, assistive technologies and devices to control their own limbs.

 In order to make the BrainGate system more practical we have initiated development of a completely implantable sensor and signal transmission system for long-term use that can be used outside of the hospital setting. This ambulatory system would transmit signals using short-range telemetry without the need for a connector that penetrates through the skin. Electrical power would be provided through short-range wireless transmission.

NeuroPort™ System

The NeuroPort™ System (“Neuroport™”) is a BrainGate electrode used in patients on a temporary basis (less than 30 days) to record and monitor the brain’s electrical activity. NeuroPort™ records high resolution signals and provides physicians with the tools to analyze them. Unlike lower resolution signals such as electrocorticography (ECoG) and electroencephalography (EEG), which offer a summation of neural activity (coarse), the NeuroPort™ is designed to provide a neurosurgeon, neurologist or clinical neurophysiologist with the means to record, monitor and analyze detailed, highly granular, electrical activity from individual neurons in the cortex of the brain.

In March 2005, we received 510(k) clearances to market the NeuroPort™ in the United States for short-term (less than 30 days), intra-operative and post-operative cortical monitoring. We have collected data in a beta site study from patients who are experiencing seizures during in-patient hospital stays to study the utility of the product for diagnosing patients with severe epilepsy. To date, NeuroPort™ has been used in over 20 patients. We intend to use this initial data to determine if the NeuroPort™ monitoring system may provide power and resolution necessary to predict the onset of a seizure as much 120 or 180 seconds in advance of its clinical manifestation. Based on the results of our analysis of this data, we may elect to continue this clinical work with patients.

Research Products

We manufacture and sell a line of neural recording arrays and data acquisition systems to neuroscience researchers for animal research.

Research and Development Activities

We incurred research and development costs of $6,694,000 and $5,587,000 in the years ended December 31, 2006 and 2005, respectively. During 2005, we completed validation of engineering and manufacturing of the NeuroPort™ System, including final product development and the completion of various clinical production facilities modifications. Additionally, we expanded our BrainGate pilot trial and initiated a second trial for participants diagnosed with ALS or other motor neuron diseases (“ALS trial”). As a result, we added additional sites to conduct the clinical trials and recruited additional participants for the trials. We also continued to develop software and hardware products for the BrainGate System. During 2006 our research and development activities principally related to (i) performing the tasks necessary to file a Humanitarian Device Exemption to obtain regulatory approval for the Andara™ System; (ii) the pilot clinical trial of the BrainGate System: and (iii) the development of the NeuroPort System. A significant portion of this spending consisted of outside non-recurring engineering for the Andara™ OFS™ System and, to a lesser extent, the BrainGate System. At present, we have elected to reduce research and development and clinical activities related to the BrainGate and NeuroPort™ systems to those funded by grants and other outside sources.

Availability of Materials

The components that we use in our operations are readily available from multiple suppliers.

 Customers

Our current product revenues are generated solely by sales of our research products. The research products business depends on sales of special purpose research equipment to a limited number of neuroscience researchers. The number of researchers who have sufficient funding to purchase equipment in a given year is limited and is dependent on the level of government grant funding.

If we receive FDA approval to market the Andara™ OFS™ System, our potential customers are the surgeons, purchasing agents and hospital administrators at the approximately 200 trauma centers in the United States.

 Competition

 Although we are not aware of any company working to develop a product similar to our Andara™ OFS™ System, several growth factors are in early stage clinical trials as treatments for spinal cord injury. We are also aware of companies that are in the planning stages for early clinical trials of stem cell technology for application in treatment of spinal cord injury.

 One potential competitor for the BrainGate System, Neural Signals, Inc., has implanted several long-term dual electrode sensors in quadriplegic patients under an Investigational Device Exemption (“IDE”) and has claimed that these patients can achieve neural control. This device is not yet commercially available. Our BrainGate System also faces competition from non-invasive solutions for assisting quadriplegics that are based on technologies such as voice recognition, EEG monitoring and eye-movement interpretation. In addition, other competitors offer a wide variety of devices to treat neurological conditions. We believe that our primary competitive advantage is the potential to directly monitor cortical cells in a repeatable, reliable manner. Currently, most potential competitors sell devices that provide stimulation features only. We may pursue opportunities to partner with those companies.

We have many potential competitors, including academic labs, large public corporations and small venture-funded companies who might enter into our areas of commercialization in the future.

Intellectual Property

We have developed and are continuing to expand our intellectual property portfolio. Early in our history, we obtained an exclusive license from Emory University for a patent covering a system that achieves a brain-machine interface by processing multicellular brain signals. This exclusive license expires on the later of (i) the tenth anniversary of the first commercial sale of the first licensed product to achieve commercial sales and (ii) the expiration of the last valid claim upon the patents. Pursuant to the license agreement, we are obligated to pay royalties equal to 3% of the first $17 million of net sales of licensed products and 1% of net sales of licensed products exceeding $17 million within the same year. The annual royalties payable may be reduced by 50% of any royalties payable to third parties by us or our affiliates or sublicensees on the same net sales, provided that not less than 1% of net sales of licensed products is paid to Emory in any given year. Additionally, we are required to make minimum annual royalty payments of $75,000. During 2006, we made our first $75,000 annual minimum royalty payment to Emory. These minimum royalties may be applied against the running royalties payable in the same period.

In connection with the acquisition of Bionic Technologies, LLC in August 2002, we became the licensee of exclusive licenses from the University of Utah for patents covering our electrode array technology and the insertion mechanism used in the surgical placement of the array. These exclusive licenses expire when the patents expire in 2010 and 2011, respectively. Pursuant to the University of Utah license agreement, we are obligated to pay royalties of 2.5% of net sales of products incorporating the licensed technology.

In September 2005, we signed a collaborative research and licensing agreement with Brown University. This agreement provides that we will allow specific researchers at Brown University to access certain human clinical data obtained through our research and development programs. In exchange for this access, Brown has granted us a range of options for exclusive worldwide licenses for any proprietary inventions derived from the work done by the researchers based upon our data.

In connection with the acquisition of Andara in February 2006, we became the licensee of an exclusive, sublicenseable, royalty bearing license from Purdue Research Foundation (“PRF”) for the development and commercialization of the PRF technology pertaining to the Andara™ OFS™ system and the Andara™ OFS™ Plus system, and a series of neurotrophic and other drugs to be utilized with the Andara™ OFS™ system or on their own. We agreed to pay royalties to PRF based upon gross receipts generated from the various licensed products. The OFS™ Plus technology is co-licensed from Indiana University Research and Technology Corporation (“IURT”). We have not yet generated any gross receipts related to the PRF technology. We agreed to pay a 3% royalty on product sales of the Andara™ OFS™ system and a 6% royalty on product sales of the Andara™ OFS™ Plus system. We may reduce, by up to 50%, the royalties due to PRF by the royalties paid to third parties provided the reductions do not exceed 50% during any given annual reporting period. We are not required to make any milestone payments related to the Andara™ OFS™ system and Andara™ OFS™ Plus system. For the remaining licensed products, we are obligated to make up to four milestone payments to PRF for each product; one at the completion of each clinical trial phase I, II and III, respectively and one at the time of the product launch. The milestone payments range from $30,000 due at completion of clinical trial phase I to $1,500,000 due at the time of product launch. Such payments vary in scale depending on potential market size of the product. We are also obligated to make annual maintenance payments to PRF of $100,000 beginning in 2009, $250,000 in 2010 through 2012 and $500,000 in 2013 and beyond. These maintenance payments may be credited against any royalties or other payments due to PRF during the same annual period. This license agreement will terminate at the later of either the expiration of the last valid claim upon the patents or the tenth-year anniversary of the first commercial shipment of a licensed product.

Also in connection with the acquisition of Andara, we became the licensee of an exclusive sublicenseable license with Indiana University Research and Technology Corporation (“IURT”) for the development and commercialization of the IURT technology pertaining to the Andara™ OFS™ System and Andara™ OFS™ device with a series of neurotrophic and other drugs to be utilized with the Andara™ OFS™ System or on their own.

We have entered into beta site agreements with the users of our NeuroPort™ systems which give us an option to license any inventions derived from the research collaboration.

Government Regulation

Overview

The manufacture and sale of medical devices intended for commercial distribution are subject to extensive governmental regulations in the United States by the FDA under the Federal Food, Drug, and Cosmetic Act, or the FDC Act, and require pre-market clearance, unless exempt, or PMA prior to commercial distribution. In addition, certain material changes or modifications to medical devices are also subject to FDA review and clearance or approval. Pursuant to the FDC Act, the FDA regulates the research, testing, manufacture, safety, labeling, storage, record keeping, advertising, and distribution of medical devices in the United States. Under the Medical Device Reporting regulation, manufacturers or importers must inform the FDA whenever information reasonably suggests that one of their devices may have caused or contributed to a death or serious injury, or has malfunctioned, and, if the malfunction were to recur, the device would be likely to cause or contribute to a death or serious injury. These reports are publicly available and, therefore, can become a basis for private tort suits, including class actions. Noncompliance with applicable requirements can result in failure of the government to grant pre-market clearance or approval for devices, withdrawal of approvals, total or partial suspension of production, banning devices or imposing restrictions on sale, distribution or use, fines, injunctions, civil penalties, recall or seizure of products, and criminal prosecution. The FDA also has the authority to request repair, replacement or refund of the purchase price of any device manufactured or distributed that presents an unreasonable health risk.

From time to time, legislation is drafted and introduced in Congress that could significantly affect the statutory provisions governing the approval, manufacture, and marketing of medical devices in the U.S. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect business operations and/or products. It is impossible to predict whether legislative changes will be enacted, or FDA regulations, guidance, or interpretations will be changed, and what the impact of such changes, if any, may be.

510(k) Approvals

Generally, before a new device can be introduced into the market in the United States, the manufacturer or distributor must obtain FDA clearance of a pre-market notification, or 510(k), submission, unless exempt, or approval of a Premarket Approval Application (PMA). Medical devices are classified into one of three classes on the basis of the level of control deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to the least regulatory control (general controls), and generally are exempt from the 510(k) requirement. Devices that cannot be classified as Class I because the general controls are insufficient to provide reasonable assurance of safety and effectiveness, and for which there is sufficient information to establish special controls (e.g., performance standards or guidelines) are Class II devices. Class II devices, unless exempt, can be marketed with a cleared 510(k). Specifically, if a medical device manufacturer can establish that a device is “substantially equivalent” to a legally marketed Class I or Class II device, or to a Class III device for which the FDA does not require an approved PMA, the manufacturer may seek clearance from the FDA to market the device by filing a 510(k). The 510(k) needs to be supported by appropriate data establishing the claim of substantial equivalence to the satisfaction of the FDA. The FDA charges a fee for 510(k) reviews unless an exemption or waiver applies. The 510(k) must be submitted 90 days before the marketing of the device. The FDA will issue an order determining that the device is substantially equivalent or not substantially equivalent, or may request additional information. There can be no assurance that the FDA review process will not involve delays or that such clearance will be granted on a timely basis, if at all.

Class III Devices - Stringent Regulations

The FDA places devices in Class III if insufficient information exists to determine that the application of general controls or special controls are sufficient to provide reasonable assurance of safety and effectiveness, and the devices are life-sustaining or life-supporting, or of substantial importance in preventing the impairment of human health, or present a potential, unreasonable risk of illness or injury. Most Class III devices require clinical testing to ensure safety and effectiveness, and an approved PMA, prior to marketing and distribution. Class III devices that require an approved PMA to be marketed are devices that were regulated as new drugs prior to May 28, 1976 (transitional devices), devices not found substantially equivalent to devices marketed prior to May 28, 1976, and Class III pre-amendment devices which were introduced into the U.S. market before May 28, 1976 and which by regulation require a PMA. Pre-amendment devices are classified automatically by statute into Class III without any FDA rulemaking process, and may be marketed with a 510(k) until the FDA issues a final classification regulation requiring the submission of a PMA. The FDA is directed by statute to either down-classify pre-amendment Class III devices to Class I or II, or to publish a classification regulation retaining the device in Class III. In reclassifying these devices, the FDA considers data, including adverse safety and effectiveness information, submitted by manufacturers of pre-amendment Class III devices for which no final regulation has been issued. If the FDA calls for a PMA for a pre-amendment Class III device, a PMA must be submitted for the device even if it has already received 510(k) clearance. If the FDA down-classifies a pre-amendment Class III device to Class I or Class II, a PMA application is not required. Post-amendment Class III devices that are substantially equivalent to pre-amendment Class III devices, and for which a regulation calling for an approved PMA has not been published, can be marketed with a 510(k). A PMA application must be supported by extensive data, including preclinical and clinical trial data, to prove the safety and effectiveness of the device. The FDA charges a fee for PMA reviews unless an exemption or waiver applies. The Medical Device User Fee and Modernization Act of 2002 (MDUFMA) codified the FDA's modular review approach, whereby applicants are allowed to submit discrete sections of the PMA for review after completion. Under the FDC Act, the FDA must review PMAs within 180 days of submission.

Investigational Device Exemptions (IDE) to allow companies to conduct trials

If human clinical trials of a device are required, and if the device presents a “significant risk”, the manufacturer of the device is required to file an IDE application with the FDA prior to commencing clinical trials. The IDE application must be supported by data, typically the results of animal and, possibly, mechanical testing. If the IDE application is approved by the FDA, human clinical trials may begin at a specific number of investigational sites with a maximum number of patients, as approved by the FDA. Sponsors of clinical trials may charge for an investigational device provided that such costs do not exceed the amount necessary to recover the costs of manufacture, research, development and handling of the investigational device. The clinical trials must be conducted under the auspices of an independent Internal Review Board (“IRB”) established pursuant to FDA regulations. If one or more IRBs determine that a clinical trial involves a “nonsignificant risk” device, the investigation is considered to have an approved IDE if certain conditions are met, including, for example, IRB approval of the investigation and compliance with informed consent requirements. The sponsor of a study involving a nonsignificant risk device does not need to obtain FDA approval of an IDE application before beginning the study.

Humanitarian Device Exemptions (HDE) for devices serving small populations

With the passage of the Safe Medical Devices Act of 1990, Congress sought to improve the framework to regulate medical devices. Congress recognized that for diseases and conditions affecting small populations, a device manufacturer's research and development costs could exceed its market returns, thereby making development of such devices unattractive. The HDE regulations were created to provide an incentive for development of devices to be used in the treatment of diseases or conditions affecting small numbers of patients. Under the HDE regulations, medical devices that provide safe treatment and that are intended to treat and diagnose conditions that affect fewer than 4,000 individuals in the United States per year, may be approved on more limited clinical experience than that required for a PMA. Specifically, an HDE application must include safety data, but need not contain the results of clinical investigations demonstrating that the device is effective for its intended use. The HDE application is exempt from the effectiveness requirement of a PMA, and the FDA reviews it within 75 days of receipt of the application. One of the criteria that must be satisfied in order for a device to obtain marketing approval under the HDE regulation is that there is no comparable device, other than another Humanitarian Use Device, or HUD, approved under the HDE regulation, or a device being studied under an approved IDE, available to treat or diagnose the disease or condition. Other criteria for approval are that the device not expose patients to an unreasonable or significant risk of illness or injury and that the probable benefit to health from the use of the device outweighs the risk of injury or illness from its use, taking into account the probable risks and benefits of currently available devices or alternate forms of treatment.

After approval or clearance of a device, numerous regulatory requirements apply. These include establishment registration and device listing as well as requirements relating to labeling and corrections and removals reporting. The FDA also requires that all device manufacturers comply with the Quality System Regulation, or QSR. Under the QSR, manufacturers must comply with various control requirements pertaining to all aspects of the manufacturing process, including requirements for design and processing controls, packaging, storage, labeling, and recordkeeping, including maintaining complaint files. The FDA enforces these requirements through periodic inspections of the medical device manufacturing facilities.

Overseas Regulation

The current regulatory environment in Europe for medical devices differs from that in the United States. Countries in the European Union, or EU, have promulgated rules, which provide that medical products may not be marketed and sold commercially in the countries in the European Economic Area without a CE Mark.

Clinical Trials

Andara™ System

Cyberkinetics acquired Andara™ Life Science, Inc. in February 2006. Prior to that, a number of studies of the Andara™ OFS™ System were conducted in cell culture, as well as in small and large animal species. Outcome measurements from the preclinical studies included histology, electrical conductance and function. After completion of two randomized, sham surgery trials in 58 naturally injured dogs, a Phase Ia study was undertaken. All participants in the trial were diagnosed with spinal cord injuries that were clinically “complete” - that is, these patients had no sensation or movement below the level of their injury. The results of the first 10 patients in the Phase Ia Investigational Device Exemption (IDE) trial were published in the January 2005 issue of the Journal of Neurosurgery: Spine. Following the publication of results, an additional four patients were enrolled in the trial. One patient of the 14 was lost to follow-up prior to his one year assessment.

One patient of the 14 developed a superficial wound infection after the Andara™ OFS™ device was removed and was treated successfully with IV antibiotics. This represents an infection rate of 3.6% which compares favorably to infection rates normally seen in other implantable devices. To assess efficacy of the Andara™ OFS™ System, neurological assessments were made using the American Spinal Injury Association (ASIA) Standard Neurological Classification of Spinal Cord Injury published in 1992. Neurological assessments were made at four time periods: baseline (prior to implant), six (6) weeks, six (6) months, and twelve (12) months. Neurological assessments consisted of tests for sensory function (pin prick scores and light touch scores) and motor function (motor scores). Improvements were observed in both assessments of sensory function and motor function when baseline (pre-treatment) scores were compared to one year results. These results appeared to compare favorably to previously published reports of the limited amount of spontaneous improvement in spinal cord injury patients. A responder analysis was performed to see what portion of the patients had improved motor or sensory recovery below the so-called zone of partial preservation, which is generally the limit of spontaneous recovery in spinal cord patients. This analysis indicated that 31% of patients had a response in improved motor function, 85% had a response in improved sensory function, and 91% percent had either a motor or a sensory response, or both.

In September 2006, the FDA designated the Andara™ OFS™ Therapy as a Humanitarian Use Device, a designation based on a potential U.S. patient population of less than 4,000 patients per year. As the second of two steps in the Humanitarian Use approval process, we filed a Humanitarian Device Exemption (HDE) application in February 2007.

In May 2007 the FDA sent us a letter informing us that it had completed an initial scientific review of our application and indicating that it requires additional information to determine if the device meets the statutory criteria for approval. The letter specified the need for extensive additional data in a number of areas, namely, clinical data, study analysis, biocompatibility, sterilization, animal data, device description, testing, and labeling. Foremost among these is the need to provide clinical data demonstrating that the use of the Andara™ OFS™ device results in a clinically significant benefit or functional improvement in patients that is superior to surgery and medication alone, but all of these areas need to be satisfactorily addressed before the FDA can complete its review of the application.

We are currently preparing our response to FDA’s letter, which will take the form of an amendment to our HDE application. We intend to file our response with the FDA on or before July 16, 2007. Our response will include additional clinical data from the phase Ia trial, detailed statistical comparisons of this data to the placebo group of a larger clinical trial of spinal cord injury that has a similar design, several new analyses requested by the FDA, as well as detailed answers to specific questions raised.  The FDA will have at least 75 days to review the amended application after it is received. Although we believe that we will be able to provide the FDA with the information requested, we cannot provide any assurance that (i) our response will be satisfactory to the FDA or that we will not have to conduct additional significant, lengthy and expensive clinical trials before the FDA would grant its approval to market the Andara™ OFS™ System, or (ii) the FDA will ever grant such approval.

We plan to conduct additional clinical studies of the Andara™ OFS™ device if we receive market approval to support the adoption and reimbursement of the device. We anticipate that we will conduct a post-approval study that will compare results obtained in patients who have received the device to results obtained in those who did not. The purpose of this post-approval study will be to generate additional peer-reviewed publications to support increased product usage and reimbursement.

BrainGate System

We have received an IDE from the FDA to conduct a pilot clinical trial of the BrainGate System. The FDA approval of our IDE application, and the IRB approvals (at the individual institutions where the clinical trials will be performed) of the clinical protocol and related materials, allow clinical trials to begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. An IDE supplement must be submitted to, and approved by, the FDA before a sponsor or investigator may make a change to the investigational plan that may affect such plan's scientific soundness or the rights, safety or welfare of human subjects. Two pilot clinical studies involving the BrainGate System are currently being conducted. The first trial is for those with quadriplegia due to spinal cord injury, stroke or muscular dystrophy (“SCI trial”); and the second is for those diagnosed with ALS or other motor neuron diseases (“ALS trial”). The trials are designed to demonstrate both the safety and the feasibility of a thought-based interface with a personal computer for those patients who cannot use their hands to operate a keyboard and mouse. More specifically, the study is designed to test and support three successive objectives:

•	demonstrate that the BrainGate System is able to detect neural signals from the motor cortex during the duration of the study;

•
demonstrate that those with quadriplegia are able to modulate the activity of their motor cortex and that the BrainGate System can use those neural signals to give the patient control of a cursor on a computer using patient thought; and

•	assess the patient's ability to use the BrainGate System to perform tasks similar to those required to operate a personal computer.

According to the trial protocol, the Company may enroll up to five patients in each pilot. At this time we do not intend to enroll any new patients unless and until fully funded by external sources. Each participant in the trial will be evaluated for a period of up to 12 months. Following completion of the pilot clinical trial, we will be required to conduct additional trials to support FDA clearance of our products.

To date, the Company has enrolled four participants in the two pilot clinical trials, including three in the SCI trial and one in the ALS trial. Although the performance of the system is variable, results to date suggest that for all four participants the BrainGate device was capable of recovering the targeted neural signals; that participants were able to modulate those signals by thinking about movements despite their severe paralysis, that the BrainGate system could use these imagined movements to give the participants control of a computer, and that the participants could use the BrainGate controlled computer to perform useful tasks. Significant additional clinical studies must be completed before we can apply to the FDA for permission to make specific safety and efficacy claims related to the BrainGate System.

NeuroPort™ System

In 2005, we received 510(k) clearance to market the NeuroPort™ System in the United States for temporary (less than 30 days) recording and monitoring of brain electrical activity. In September 2005, we sold a custom NeuroPort™ System to Jamie Henderson, Ph.D., at Stanford University whose research is aimed at investigating brain electrical activity associated with tremor caused by Parkinson’s disease. In March 2006, Cyberkinetics and Columbia University Medical Center (“Columbia”) entered into a collaborative agreement to evaluate the utility of brain electrical activity recordings obtained using Cyberkinetics’ NeuroPort™ System to improve the understanding of certain abnormal human brain processes, which may include those commonly associated with epileptic seizures, Parkinson’s disease and other movement disorders, as well as many other neurological diseases. This effort is led by Ronald G. Emerson, M.D., a world recognized leader in the field of neurophysiological and critical care monitoring and advanced methods of EEG analysis and a Professor in the Department of Neurology at Columbia University.  Dr. Emerson has recruited a team of neurosurgeons, neurologists and neurophysiologists to assist him as co-investigators with the research collaboration.

To date, more than 20 patients have been monitored with the NeuroPort™ System. Dr. Emerson reported results from an epileptic patient at the Annual Meeting of the American Clinical Neurophysiology Society in Chicago, Illinois, on Friday, November 3, 2006. The study is currently underway at the Columbia University Medical Center in New York City. However, we plan to limit our involvement in the clinical activities associated with the NeuroPort™ program to the extent funded by grants or other external funding.

Results from a patient who had the NeuroPort™ sensor implanted along with standard intracranial Electroencephalography (iEEG) sensors, showed that with the Cyberkinetics’ NeuroPort™ System physicians were able to:

•	successfully record and monitor brain electrical activity in more detail than with iEEG alone;

•	better characterize seizure genesis due to the ability to record at the level of neural networks;

•	correlate this activity to an epileptic seizure; and also

•	identify the onset of seizure activity earlier than with iEEG.

Employees

At June 25, 2007, we employed 38 full-time employees. We believe that our relationship with our employees is good.

Facilities

We lease approximately 6,169 square feet of space in Foxborough, Massachusetts and approximately 11,225 square feet of space in Salt Lake City, Utah. This space is adequate for our purposes for at least the next 12 months. The Foxborough, Massachusetts, lease expires on May 31, 2008 and we have an option to renew the lease for one additional five year period. The lease on our engineering and manufacturing facility in Salt Lake City, Utah, expires on November 30, 2009 and we have an option to renew the lease for one additional five-year period.